DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

32604

04048913

October 20, 2004

W. Wayne Withers
Senior Vice President,
Secretary and General Counsel
Emerson Electric Co.
8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	10/20/2004

Re: Emerson Electric Co.
Incoming letter dated September 15, 2004

Dear Mr. Withers:

This is in response to your letter dated September 15, 2004 concerning the shareholder proposal submitted to Emerson by Domini Social Investments LLC and NorthStar Asset Management, Inc. We also have received a letter from the proponents dated October 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel and Director of Shareholder Advocacy
Domini Social Investments LLC
536 Broadway, 7th Fl
New York, NY 10012-3915

EMERSON

W. Wayne Withers
Senior Vice President
Secretary and General Counsel

8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 3798
F (314) 553 3205
wayne.withers@emrsn.com

September 15, 2004

1934 Act/Rule 14a-8

Via Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co. ("Emerson") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Emerson intends to omit from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders[1/] the shareholder proposal enclosed as Exhibit A (the "Proposal"), which it received from Domini Social Investments LLC, co-sponsored by NorthStar Asset Management, Inc. (collectively, the "Proponents"). The Proposal requests that the Board of Directors of Emerson amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation. Emerson believes that the Proposal may be excluded from its proxy solicitation materials under Rule 14a-8(i)(10) because it has been implemented by Emerson, and under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as a proposal that was submitted previously and did not receive sufficient support.

1/ Emerson expects to file its definitive proxy statement for the 2005 Annual Meeting of Shareholders on or about December 8, 2004.

Rule 14a-8(i)(10)

Emerson maintains an official company-wide policy barring all discrimination except that which is appropriately job-related. This policy is regularly communicated to all supervisors, employees and human resource professionals. I have enclosed as Exhibit B an excerpt from Emerson's supervisory training program which clearly describes the policy. In addition, every Emerson employee is required to attend an annual employee ethics training program during which Emerson's policy, including the prohibition of discrimination on the basis of sexual orientation, is discussed and reviewed in detail, and each employee is required to acknowledge in writing his or her attendance at this program. I have enclosed as Exhibit C an excerpt from this Emerson employee ethics training program which specifically prohibits discrimination on the basis of sexual orientation.

Moreover, in order to provide an environment in which grievances, including claims of discrimination on the basis of sexual orientation, may be voiced by employees without retribution by others, Emerson has developed and maintained for many years a successful hotline for reporting discrimination and other complaints. This twenty-four hour hotline is currently available to all Emerson employees around the world in multiple languages, and anonymous reporting is available. Every complaint raised through this hotline is investigated promptly by management. Emerson takes these complaints very seriously, and all violations of Emerson's non-discrimination policy are dealt with and resolved promptly. To date, Emerson management has received one hotline complaint of sexual orientation discrimination. It was investigated and resolved to the complainant's satisfaction.

Finally, an organization sharing the Proponents' objectives has recently acknowledged Emerson's policy prohibiting discrimination on the basis of sexual orientation, further demonstrating Emerson's commitment to prevent such workplace discrimination. I have enclosed as Exhibit D a letter dated July 28, 2004 from Malcolm Lazin, Executive Director of Equality Forum, acknowledging that Emerson maintains a non-discrimination policy that specifically includes sexual orientation. Moreover, Emerson has agreed to be included in the list of Fortune 500 companies that do not discriminate on the basis of sexual orientation maintained by Domini Social Investments LLC, one of the Proponents. I have enclosed as Exhibit E a copy of my letter dated July 21, 2004 reflecting this agreement.

Rule 14a-8(i)(12)(iii)

Emerson is incorporated in the State of Missouri. Under Missouri law, shareholder proposals are approved by the decision of the majority of shares represented at a shareholders' meeting in person or by proxy and entitled to vote. Mo. Rev. Stat. § 351.265(2), a copy of which is enclosed as Exhibit F. Abstentions are shares represented in person and entitled to vote, and thus are treated in effect as votes against a matter. On this basis, the Proposal garnered 12.6% of the shareholder vote at Emerson's 2001 annual meeting, 10.7% at the 2002 annual meeting, and 9.6% at the 2003 annual meeting. Accordingly, under the laws of its state of organization, Emerson would be permitted to exclude the Proposal notwithstanding SEC Staff Legal Bulletin No. 14.

Delaware law treats abstentions as Missouri does. Del. Code Ann. tit. 8, §216(2), a copy of which is enclosed as Exhibit G. Similarly, Rule 16b-3(d)(2) requires employee benefit plans to be approved by the affirmative vote of the holders of a majority of the securities of the issuer present, or represented, and entitled to vote. In its American Bar Association no action letter (avail. June 24, 1993), the SEC Staff agreed that shares voted as abstentions on Rule 16b-3 proposals have the effect of a vote against the proposal, indicating that "merely because a shareholder has chosen to abstain on a Rule 16b-3 matter does not detract from its power to cast a vote on the matter."

The Staff's position of excluding abstentions for purposes of Rule 14a-8(i)(12) is inconsistent with the inclusion of abstentions as "votes against" under Rule 16b-3 and with the laws of Missouri and a number of other states. Emerson believes that by taking this conflicting position, the Staff is unjustifiably favoring the interests of one corporate constituency over another and intruding into a matter traditionally regulated by state law—how to count shareholder votes.

Moreover, the Staff's position disenfranchises shareholders who choose to vote "no" by exercising their right to abstain on proposals presented at the annual meeting. Shareholders are advised in Emerson's proxy statement that abstentions will be counted for the purpose of determining the number of shares represented by proxy at the annual meeting and will have the same effect as "votes against" such proposals. In Emerson's view, every vote should be counted as the shareholders expect and intend, regardless of the purpose for counting.

For the above reasons, Emerson intends to omit the Proposal from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders. Emerson respectfully requests the concurrence of the Staff in the exclusion of the Proposal from its proxy solicitation materials. Six additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act, and copies of this letter are being simultaneously provided to the Proponents as required by Rule 14a-8(j)(1). Please file stamp one of the enclosed copies and return it to the messenger, as evidence of your receipt of this letter. If you have any questions, please do not hesitate to contact me at (314) 553-3798.

Sincerely yours,

W. Wayne Withers
Senior Vice President, Secretary
and General Counsel

Enclosures

cc: A. Kanzer
K. Gladman
Domini Social Investments, LLC
J. Goodridge
NorthStar Asset Management, Inc.

EXHIBIT A

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

April 1, 2004

W. WAYNE WITHERS
APR 0 5 2004
SR. VICE PRESIDENT
GENERAL COUNSEL

Secretary
Emerson Electric Company
8000 West Florissant Avenue
Box 4100
St. Louis, Missouri 63136

Re: Shareholder Proposal Requesting Sexual Orientation Nondiscrimination Policy

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 110,000 shares of Emerson.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Emerson shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Emerson shares from Investors Bank and Trust, custodian of our Portfolio, is enclosed. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

As you may be aware, in 2001, 2002, and 2003, the Pride Foundation and Domini filed a shareholder resolution requesting Emerson to adopt a policy of nondiscrimination with regard to sexual orientation. At the 2003 meeting, the resolution received more than 10% of votes cast, demonstrating that a growing number of Emerson shareholders are in favor of Emerson making an explicit commitment to sexual orientation nondiscrimination.

We continue to believe that adopting such a policy would be in the long-term interests of our company. More than two-thirds of the Fortune 500 companies, as well as an increasing number of other organizations, now explicitly prohibit discrimination on the basis of sexual orientation in their workplaces. In the last year alone, a number of large employers have adopted nondiscrimination policies in response to shareholder concerns, including Caterpillar, FedEx, JC

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757

Penney and Wal-Mart. We believe it would be in the best interest of Emerson and its shareholders for the company to follow suit.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

INVESTORS
BANK & TRUST

April 1, 2004

Emerson Electric
Secretary
800 West Florissant Ave.
PO Box 4100
ST. Louis, MO. 63136

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of April 1, 2004.

Security	Number of Shares	Share held Greater Than 1 Year
Emerson Electric	116,400	107,500

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

Caryn Brown
Account Supervisor

Sexual Orientation Policy

WHEREAS: our Company has pledged its commitment to principles of non-discrimination, but has not in its company-wide, written equal employment opportunity policy explicitly barred discrimination based on sexual orientation;

WHEREAS: employment discrimination and the denial of equal benefits on the basis of sexual orientation diminishes employee morale and productivity;

WHEREAS: a National Gay and Lesbian Task Force study revealed that between 16% and 44% of gay men and lesbians in twenty cities nationwide have experienced some form of workplace harassment or discrimination related to their sexual orientation;

WHEREAS: San Francisco, Atlanta and New York have adopted and other jurisdictions are considering adopting legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

WHEREAS: our Company has operations in and makes sales to public institutions in states and cities, which prohibit discrimination on the basis of sexual orientation;

WHEREAS: our Company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer;

WHEREAS: hundreds of major corporations have adopted sexual orientation non-discrimination policies including General Electric, General Motors, Ford, Chrysler, Boeing, Coca-Cola and Wal-Mart, leaving our Company behind;

WHEREAS: national polls have consistently found more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation.

SUPPORTING STATEMENT: Sexual orientation discrimination is a morally wrong and self-defeating business practice. By adopting and implementing a clear and equitable policy, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of major companies guaranteeing equal opportunity for all employees.

EXHIBIT B

EMERSON'S POLICY ON NON-DISCRIMINATION


LAW

- All hiring decisions and employment actions must be based on valid qualifications for performing the essential functions of the job. These include
  - Knowledge/Education
  - Skill
  - Experience
  - Seniority
  - Performance

- Factors unrelated to work are irrelevant and cannot be used. These factors include:
  - Age
  - Disability
  - Military Service
  - National Origin
  - Race
  - Religion
  - Sex/Gender
  - Sexual Orientation
  - Political Beliefs

EMERSON

Discrimination and Harassment

- Emerson does not allow discrimination on the basis of race, color, religion, sex, national origin, disability, veteran status or age.
  - Our policy prohibits discrimination on the basis of any factor not related to work performance, such as sexual orientation, political or social beliefs, etc.
  - Applies to any other kind of discrimination prohibited by a particular state or country's laws.
- The Company specifically prohibits sexual harassment and other forms of harassment in the workplace.

EXHIBIT D

Equality Forum™

1420 Locust Street, Suite 300
Philadelphia, PA 19102
215-732-3378
215-732-7376 fax
www.equalityforum.com

RECEIVED
AUG 19 2004
LAW DEPARTMENT

xc: H. Smith ✓
M. Klamar
D. Billhartz

W. WAYNE WITHERS
AUG 02 2004
SR. VICE PRESIDENT
GENERAL COUNSEL

July 28, 2004

W. Wayne Withers
Senior Vice President
Emerson
8000 West Florissant Ave.
PO Box 4100
St. Louis, MO 63136-8506

Dear Mr. Withers:

We received your letter dated July 22, 2004, advising that Emerson had reviewed its personnel policy to determine whether sexual orientation was specifically covered under your non-discrimination policy. You provided information that confirmed that your personnel policy specifically included sexual orientation.

We commend Emerson for specifically protecting employees based on sexual orientation.

Our best.

Very truly yours,

Malcolm Lazin
Executive Director

Cc: Justin Nelson, NGLCC
Darrell Schuurman, CGLCC
Kevin Ray, Esq.

EMERSON.

W. Wayne Withers
Senior Vice President
Secretary and General Counsel

8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 3798
F (314) 553 3205
wayne.withers@emrsn.com

July 21, 2004

Mr. Adam Kanzer and
Ms. Kimberly Gladman
Domini Social Investments LLC
536 Broadway
7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer and Ms. Gladman:

We were glad to have the opportunity to discuss and fully explain Emerson's official policy regarding discrimination (and, specifically, sexual orientation), as well as our ongoing efforts to fully communicate our policy to all HR professionals, supervisors and employees. To restate, our policy is no discrimination of any kind is allowed with sexual orientation being specifically pointed out.

Attached are the two charts we referenced that document the steps we have taken to make sure all of our supervisors and employees are aware of our policy. The first chart is an excerpt from our supervisory training program. The second chart is taken from our all employee ethics training program. Every single Emerson employee will have this chart discussed with him or her so there will be 100% understanding of our policy against discrimination on the basis of sexual orientation.

As we indicated, we are in full agreement with your position that our company should not discriminate on the basis of sexual orientation. If you desire, it is agreeable to us that you list our company among the Fortune 500 companies that do not discriminate on the basis of sexual orientation.

Given the fact we do not discriminate on the basis of sexual orientation and that we communicate this to all employees and train both our Human Resource Managers and Supervisors on this policy, we request that Domini Social Investments withdraw their proxy proposal on this subject.

Yours very truly,

W. Wayne Withers

cc: P. A. Hutchison

EXHIBIT F

Quorum of outstanding shares--representation by proxy--representation of false proxy, penalty.

351.265. 1. Unless otherwise provided in the articles of incorporation or bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote, but less than such quorum shall have the right successively to adjourn the meeting as provided in section 351.268. Shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter, shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be so represented. If the proxy states how shares will be voted in the absence of instructions by the shareholder, such shares shall be deemed to be represented at the meeting.

2. In all matters, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by this chapter, the bylaws, or the articles of incorporation, provided that in the case of cumulative voting in the election of directors pursuant to subsection 3 of section 351.245, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of the directors and represented in person or by proxy at a meeting at which a quorum is present. Unless otherwise provided in the articles of incorporation or bylaws, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter. Shares represented by a proxy as to which voting instructions are not given as to one or more matters to be voted on shall not be deemed to be represented at the meeting for purposes of the vote as to such matter or matters. A proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter.

3. Any person who represents a falsified proxy pursuant to this section which the person knows is false in any material respect shall be guilty of an infraction.

(L. 1943 p. 410 § 34, A.L. 1990 H.B. 1432, A.L. 1993 S.B. 180, A.L. 1995 H.B. 558, A.L. 1996 S.B. 835)

EXHIBIT G

§ 216. Quorum and required vote for stock corporations.

Subject to this chapter in respect of the vote that shall be required for a specified action, the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation:

(1) A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders;

(2) In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders;

(3) Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and

(4) Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. (8 Del. C. 1953, § 216; 56 Del. Laws, c. 50; 63 Del. Laws, c. 25, § 7; 64 Del. Laws, c. 112, § 21; 66 Del. Laws, c. 136, §§ 10, 11; 71 Del. Laws, c. 339, §§ 34, 35.)

Domini
SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

October 7, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal of Domini Social Investments Requesting that Emerson Amend its Written Equal Opportunity Policy to Bar Discrimination on the Basis of Sexual Orientation

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments LLC and NorthStar Asset Management, Inc. ("the Proponents") in response to a letter by W. Wayne Withers, Senior Vice President, Secretary and General Counsel of Emerson ("the Company") dated September 15, 2004, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("the Proposal," attached as Exhibit A) from the Company's proxy materials. In its letter ("the No-Action Request," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials for two reasons: first, because it has been substantially implemented by the Company (Rule 14a-8(i)(10)); and second, because it deals with substantially the same subject matter as a proposal that was submitted previously and did not receive sufficient support (Rule 14a-8 (i)(12) (iii)).

We disagree with both of the Company's arguments, and respectfully request that the Company's request for no-action relief be denied.

Rule 14a-8(i)(10)

The Company argues that the Proposal "has been implemented by Emerson" (No- Action Request at 1.) In support of this assertion, the Company makes four statements, none of which demonstrate the Company's implementation of the Proposal.

1. The Company states that it "maintains an official company-wide policy barring all discrimination except that which is appropriately job-related." The Company explains that this policy is communicated through supervisory training programs and employee ethics training programs, both of which include explicit statements banning discrimination or harassment on the basis of sexual orientation. The Proponents welcome these steps on the part of the Company, but note that they do not constitute implementation of the Proposal, which asks the Board of Directors to "amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation." While Emerson does not mention its written equal employment opportunity (EEO) policy in its letter, representatives of the Company have told the Proponents in a conference call that that policy does not include the words "sexual orientation."

As we subsequently wrote to the company, we believe that it is important for the Company to adopt a formal, written EEO policy including the words "sexual orientation," since this would provide an unambiguous statement of the Company's policy and avoid any potential confusion or uncertainty that might arise from a perceived difference between the employee training materials and the EEO policy. Mentioning sexual orientation in training materials is not a substitute for including it an EEO policy, and does not obviate the need to do so.

In support of this position, we note that the Staff has repeatedly rejected the argument that employment policies that bar discrimination on non-merit based grounds, but do not explicitly mention sexual orientation, can be considered to substantially implement shareholder proposals like the one under discussion here, which requests inclusion of the words "sexual orientation" in a written EEO policy. The Staff has found this to be the case even when sexual orientation is mentioned in diversity training or additional company materials, and has ruled in this manner with regard to Emerson specifically.

In 2000, Staff denied the Company no-action relief with regard to a virtually identical proposal also filed by Domini Social Investments, one of the current Proponents (*Emerson Electric*, August 24, 2000). Staff ruled that a discussion of "sexual orientation" in a slide presentation at the Company's annual Human Resource conference did not constitute substantial implementation of the Domini proposal requesting a written policy barring sexual orientation discrimination. Although we are pleased to see the additional steps the Company is taking to guard against discrimination based on sexual orientation, there has been no material change in the Company's policies, for purposes of the Proposal, as the firm's equal employment policy has still not been amended. The Staff should therefore deny the Company's request, as it did the last time the Company presented this argument. See also *Exxon Corporation* (March 28, 2002)(shareholders' proposal for a written policy barring sexual orientation discrimination was not substantially implemented when the words "sexual orientation" were not included in Exxon's equal employment opportunity policy, although "sexual orientation" was discussed in training materials); and *General Electric* (February 2, 1999)(shareholders' proposal for a written equal employment opportunity policy barring sexual orientation discrimination was not rendered moot when GE's policy failed to mention sexual orientation, except in a Q&A appendix). The Company cites no contrary precedent.

2. The Company notes that it maintains a complaint hotline to which reports of discrimination can be made, and that one complaint of sexual orientation non-discrimination policy has been made to this hotline and resolved to the complainant's satisfaction. While the maintenance of such a hotline may be a worthwhile endeavor, it cannot be considered a substitute for a written EEO policy banning discrimination on the basis of sexual orientation, and cannot be considered substantial implementation of the Proposal's request for one.

3. The Company cites a letter from an organization called the Equality Forum expressing the view that Emerson's "personnel policy specifically included sexual orientation" and commending the Company for "protecting employees based on sexual orientation." The Proponents have no connection with the Equality Forum, and this group's opinion of Emerson's personnel policies is immaterial to the question of whether or not the Company has substantially implemented our Proposal. Neither the Equality Forum nor the Company claim that the Company's written equal opportunity policy includes "sexual orientation," and, as noted above, Company representatives have told us that it does not.

4. The Company also notes that it has "agreed to be included in the list of Fortune 500 companies that do not discriminate on the basis of sexual orientation maintained by Domini Social Investments LLC ..." and

attaches a letter to that effect. As we have explained to the Company, proponents do not maintain such a list. The list the Company is referring to is called the "Corporate Equality Index", and is published by the Human Rights Campaign Foundation. The Index is a tool to rate American businesses on how they are treating gay, lesbian, bisexual and transgender employees, consumers and investors. The list ranks each member of the Fortune 500 based on a set of criteria regarding policies and practices towards gay and lesbian employees. Emerson is currently included on this list with a score of 29 out of a possible 100 (HRC's analysis of Emerson is attached at Exhibit C. More information is available at *www.hrc.org*, under "Work Life."). Companies do not 'agree' to be included on the list, and do not assent to their score. The Company states that their letter of July 21, 2004 reflects this 'agreement.' To be clear, Domini Social Investments has no authority with respect to the Corporate Equality Index, nor have we claimed to have any such authority or influence. In a letter to the Company dated August 12, 2004, we explained why we continue to encourage the company to amend its EEO policy to include sexual orientation (Attached at Exhibit D). Whether or not Emerson has agreed to be on this list, therefore, is immaterial.

For the reasons stated above, Staff should reject the Company's argument that the Proposal has been substantially implemented.

Rule 14a-8 (i)(12) (iii)

The Company argues that the Proposal deals with substantially the same subject matter as a proposal that was submitted previously and did not receive sufficient support to be re-filed this year. This assertion is incorrect.

Because the Company has received similar proposals to the current proposal three or more times in the preceding five calendar years, the proposal included in the Company's 2003 proxy statement (the last time this proposal was submitted) needed to receive at least 10% of the vote in order to qualify for resubmission this year (SEC Staff Legal Bulletin No. 14 (July 13, 2001) at 24). According to the Investor Responsibility Resource Center, the proposal received 10.1% of the votes, excluding abstentions and broker non-votes. In its No-Action Request, the Company asserts that the Proposal received only 9.6% of the vote, because abstentions should be counted as votes against the proposal.[1] The Company asserts that this formula is consistent with Missouri and Delaware law, and that SEC Staff Legal Bulletin No. 14 is in conflict with state law.

The Company's position is, by its own admission, inconsistent with SEC Staff Legal Bulletin No. 14 (July 13, 2001), which clearly states that for the purposes of Rule 14a-8 (i)(12) (iii), votes received by shareholder proposals should be calculated by dividing the number of votes for the proposal by the total number of votes cast for and against it, while abstentions and broker non-votes should be excluded from the calculation.

The Company claims that this bulletin contradicts state law, and that Staff has therefore exceeded its jurisdiction, intervening improperly in a matter of state law, "unjustifiably favoring the interests of one corporate constituency over another" and disenfranchising shareholders "who choose to vote 'no' by exercising their right to abstain on proposals presented at the annual meeting."

[1] It should be noted here that the Company has not produced the actual votes cast on this proposal so that Staff and Proponents can verify that the Company's calculations are correct. Should Staff agree with the Company's argument, we request that the Company be compelled to produce the raw vote tally so that their calculation can be independently verified.

In our view, the Company is creating a conflict that does not exist. The provisions of Missouri and Delaware law cited by the Company are inapposite, and are not in conflict with SEC Staff Legal Bulletin No. 14 as they deal with the proper formula for counting votes in determining whether a shareholder proposal is to be approved, not resubmitted.[2] The provision of Missouri law cited by the Company specifically provides that "shareholder proposals are approved by the decision of the majority of shares represented at a shareholders' meeting," which would include abstentions and non-votes (No-Action p. 3, emphasis added). The statute in question explicitly governs the approval of shareholder proposals, not their eligibility to appear on a company's proxy statement. The first is a matter of state law, while the second falls properly under the jurisdiction of the SEC staff. The Company's reliance on *American Bar Association* (avail. June 24, 1993), is also misplaced. This letter expresses "the Division's views on the appropriate method for counting votes in determining whether an employee benefit plan has been approved by shareholders under Rule 16b-3." (emphasis added). As Emerson is incorporated in Missouri, the provision of Delaware law cited by the Company is also not applicable.[3]

The Staff should reject the Company's invitation to reverse its ruling in Legal Bulletin No. 14, and the Company's no-action request should be denied.

Respectfully submitted,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

Cc:

W. Wayne Withers, Emerson
J. Goodridge, NorthStar Asset Management, Inc.

---

[2] It is also not clear to us that the Company is interpreting these state law provisions correctly. The Missouri provision appears to count abstentions for purposes of determining a quorum, not counting the vote, and the Delaware provision specifically provides for the 'affirmative vote' of the majority of shares present, without any reference to abstentions.

[3] The Company's argument that the Staff position on abstentions disenfranchises those "who choose to vote 'no' by exercising their right to abstain..." should collapse under its own weight. Those who choose to vote 'no' can do so. Those who choose to abstain, can abstain. By counting abstentions as 'no' votes, abstentions are rendered meaningless, and those who wish to abstain have been disenfranchised. We agree with the Company that 'every vote should be counted as the shareholders expect and intend...." Those who intend to abstain should be permitted the opportunity to do so. Whether the formula should be the same for approval of shareholder proposals and for purposes of Rule 14a-8(i)(12)(iii), as the Company suggests, is a separate question, not properly raised by the Company's no-action request.

Sexual Orientation Policy

WHEREAS: our Company has pledged its commitment to principles of non-discrimination, but has not in its company-wide, written equal employment opportunity policy explicitly barred discrimination based on sexual orientation;

WHEREAS: employment discrimination and the denial of equal benefits on the basis of sexual orientation diminishes employee morale and productivity;

WHEREAS: a National Gay and Lesbian Task Force study revealed that between 16% and 44% of gay men and lesbians in twenty cities nationwide have experienced some form of workplace harassment or discrimination related to their sexual orientation;

WHEREAS: San Francisco, Atlanta and New York have adopted and other jurisdictions are considering adopting legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

WHEREAS: our Company has operations in and makes sales to public institutions in states and cities, which prohibit discrimination on the basis of sexual orientation;

WHEREAS: our Company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer;

WHEREAS: hundreds of major corporations have adopted sexual orientation non-discrimination policies including General Electric, General Motors, Ford, Chrysler, Boeing, Coca-Cola and Wal-Mart, leaving our Company behind;

WHEREAS: national polls have consistently found more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation.

SUPPORTING STATEMENT: Sexual orientation discrimination is a morally wrong and self-defeating business practice. By adopting and implementing a clear and equitable policy, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of major companies guaranteeing equal opportunity for all employees.

EMERSON

COPY

W. Wayne Withers
Senior Vice President
Secretary and General Counsel

8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 3798
F (314) 553 3205
wayne.withers@emrsn.com

September 15, 2004

1934 Act/Rule 14a-8

Via Courier

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Emerson Electric Co. ("Emerson") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Emerson intends to omit from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders[1/] the shareholder proposal enclosed as Exhibit A (the "Proposal"), which it received from Domini Social Investments LLC, co-sponsored by NorthStar Asset Management, Inc. (collectively, the "Proponents"). The Proposal requests that the Board of Directors of Emerson amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation. Emerson believes that the Proposal may be excluded from its proxy solicitation materials under Rule 14a-8(i)(10) because it has been implemented by Emerson, and under Rule 14a-8(i)(12)(iii) because it deals with substantially the same subject matter as a proposal that was submitted previously and did not receive sufficient support.

1/ Emerson expects to file its definitive proxy statement for the 2005 Annual Meeting of Shareholders on or about December 8, 2004.

Rule 14a-8(i)(10)

Emerson maintains an official company-wide policy barring all discrimination except that which is appropriately job-related. This policy is regularly communicated to all supervisors, employees and human resource professionals. I have enclosed as Exhibit B an excerpt from Emerson's supervisory training program which clearly describes the policy. In addition, every Emerson employee is required to attend an annual employee ethics training program during which Emerson's policy, including the prohibition of discrimination on the basis of sexual orientation, is discussed and reviewed in detail, and each employee is required to acknowledge in writing his or her attendance at this program. I have enclosed as Exhibit C an excerpt from this Emerson employee ethics training program which specifically prohibits discrimination on the basis of sexual orientation.

Moreover, in order to provide an environment in which grievances, including claims of discrimination on the basis of sexual orientation, may be voiced by employees without retribution by others, Emerson has developed and maintained for many years a successful hotline for reporting discrimination and other complaints. This twenty-four hour hotline is currently available to all Emerson employees around the world in multiple languages, and anonymous reporting is available. Every complaint raised through this hotline is investigated promptly by management. Emerson takes these complaints very seriously, and all violations of Emerson's non-discrimination policy are dealt with and resolved promptly. To date, Emerson management has received one hotline complaint of sexual orientation discrimination. It was investigated and resolved to the complainant's satisfaction.

Finally, an organization sharing the Proponents' objectives has recently acknowledged Emerson's policy prohibiting discrimination on the basis of sexual orientation, further demonstrating Emerson's commitment to prevent such workplace discrimination. I have enclosed as Exhibit D a letter dated July 28, 2004 from Malcolm Lazin, Executive Director of Equality Forum, acknowledging that Emerson maintains a non-discrimination policy that specifically includes sexual orientation. Moreover, Emerson has agreed to be included in the list of Fortune 500 companies that do not discriminate on the basis of sexual orientation maintained by Domini Social Investments LLC, one of the Proponents. I have enclosed as Exhibit E a copy of my letter dated July 21, 2004 reflecting this agreement.

Rule 14a-8(i)(12)(iii)

Emerson is incorporated in the State of Missouri. Under Missouri law, shareholder proposals are approved by the decision of the majority of shares represented at a shareholders' meeting in person or by proxy and entitled to vote. Mo. Rev. Stat. § 351.265(2), a copy of which is enclosed as Exhibit F. Abstentions are shares represented in person and entitled to vote, and thus are treated in effect as votes against a matter. On this basis, the Proposal garnered 12.6% of the shareholder vote at Emerson's 2001 annual meeting, 10.7% at the 2002 annual meeting, and 9.6% at the 2003 annual meeting. Accordingly, under the laws of its state of organization, Emerson would be permitted to exclude the Proposal notwithstanding SEC Staff Legal Bulletin No. 14.

Delaware law treats abstentions as Missouri does. Del. Code Ann. tit. 8, §216(2), a copy of which is enclosed as Exhibit G. Similarly, Rule 16b-3(d)(2) requires employee benefit plans to be approved by the affirmative vote of the holders of a majority of the securities of the issuer present, or represented, and entitled to vote. In its American Bar Association no action letter (avail. June 24, 1993), the SEC Staff agreed that shares voted as abstentions on Rule 16b-3 proposals have the effect of a vote against the proposal, indicating that "merely because a shareholder has chosen to abstain on a Rule 16b-3 matter does not detract from its power to cast a vote on the matter."

The Staff's position of excluding abstentions for purposes of Rule 14a-8(i)(12) is inconsistent with the inclusion of abstentions as "votes against" under Rule 16b-3 and with the laws of Missouri and a number of other states. Emerson believes that by taking this conflicting position, the Staff is unjustifiably favoring the interests of one corporate constituency over another and intruding into a matter traditionally regulated by state law—how to count shareholder votes.

Moreover, the Staff's position disenfranchises shareholders who choose to vote "no" by exercising their right to abstain on proposals presented at the annual meeting. Shareholders are advised in Emerson's proxy statement that abstentions will be counted for the purpose of determining the number of shares represented by proxy at the annual meeting and will have the same effect as "votes against" such proposals. In Emerson's view, every vote should be counted as the shareholders expect and intend, regardless of the purpose for counting.

For the above reasons, Emerson intends to omit the Proposal from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders. Emerson respectfully requests the concurrence of the Staff in the exclusion of the Proposal from its proxy solicitation materials. Six additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(j) under the Exchange Act, and copies of this letter are being simultaneously provided to the Proponents as required by Rule 14a-8(j)(1). Please file stamp one of the enclosed copies and return it to the messenger, as evidence of your receipt of this letter. If you have any questions, please do not hesitate to contact me at (314) 553-3798.

Sincerely yours,

W. Wayne Withers
Senior Vice President, Secretary
and General Counsel

Enclosures

cc: A. Kanzer
K. Gladman
Domini Social Investments, LLC
J. Goodridge
NorthStar Asset Management, Inc.

1910696

Domini
SOCIAL INVESTMENTS LLC

EXHIBIT A

The Way You Invest Matters℠

April 1, 2004

W. WAYNE WITHERS
APR 05 2004
SR. VICE PRESIDENT
GENERAL COUNSEL

Secretary
Emerson Electric Company
8000 West Florissant Avenue
Box 4100
St. Louis, Missouri 63136

Re: Shareholder Proposal Requesting Sexual Orientation Nondiscrimination Policy

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of funds based on the Domini 400 Social Index, including the Domini Social Equity Fund, the nation's oldest and largest socially and environmentally screened index fund. Our funds' portfolio holds more than 110,000 shares of Emerson.

I am writing to submit the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Emerson shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of Emerson shares from Investors Bank and Trust, custodian of our Portfolio, is enclosed. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

As you may be aware, in 2001, 2002, and 2003, the Pride Foundation and Domini filed a shareholder resolution requesting Emerson to adopt a policy of nondiscrimination with regard to sexual orientation. At the 2003 meeting, the resolution received more than 10% of votes cast, demonstrating that a growing number of Emerson shareholders are in favor of Emerson making an explicit commitment to sexual orientation nondiscrimination.

We continue to believe that adopting such a policy would be in the long-term interests of our company. More than two-thirds of the Fortune 500 companies, as well as an increasing number of other organizations, now explicitly prohibit discrimination on the basis of sexual orientation in their workplaces. In the last year alone, a number of large employers have adopted nondiscrimination policies in response to shareholder concerns, including Caterpillar, FedEx, JC

536 Broadway, 7th Fl. New York, NY 10012-3915 Tel: 212-217-1100. Fax: 212-217-1101 Investor Services: 800 [illegible]

Penney and Wal-Mart. We believe it would be in the best interest of Emerson and its shareholders for the company to follow suit.

We would welcome the opportunity to discuss this proposal with you. I can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Encl.

Sexual Orientation Policy

WHEREAS: our Company has pledged its commitment to principles of non-discrimination, but has not in its company-wide, written equal employment opportunity policy explicitly barred discrimination based on sexual orientation;

WHEREAS: employment discrimination and the denial of equal benefits on the basis of sexual orientation diminishes employee morale and productivity;

WHEREAS: a National Gay and Lesbian Task Force study revealed that between 16% and 44% of gay men and lesbians in twenty cities nationwide have experienced some form of workplace harassment or discrimination related to their sexual orientation;

WHEREAS: San Francisco, Atlanta and New York have adopted and other jurisdictions are considering adopting legislation restricting business with companies which do not guarantee equal treatment for lesbian and gay employees;

WHEREAS: our Company has operations in and makes sales to public institutions in states and cities, which prohibit discrimination on the basis of sexual orientation;

WHEREAS: our Company has an interest in preventing discrimination and resolving complaints internally to avoid costly litigation or damage to our reputation as an equal opportunity employer;

WHEREAS: hundreds of major corporations have adopted sexual orientation non-discrimination policies including General Electric, General Motors, Ford, Chrysler, Boeing, Coca-Cola and Wal-Mart, leaving our Company behind;

WHEREAS: national polls have consistently found more than three-quarters of Americans support equal rights in the workplace for gay men, lesbians and bisexuals;

RESOLVED: The Shareholders request the Board of Directors to amend Emerson's company-wide written equal employment opportunity policy to bar discrimination on the basis of sexual orientation.

SUPPORTING STATEMENT: Sexual orientation discrimination is a morally wrong and self-defeating business practice. By adopting and implementing a clear and equitable policy, our Company will ensure a respectful and supportive atmosphere for all employees and enhance its competitive edge by joining the growing ranks of major companies guaranteeing equal opportunity for all employees.

INVESTORS
BANK & TRUST

April 1, 2004

Emerson Electric
Secretary
800 West Florissant Ave.
PO Box 4100
ST. Louis, MO. 63136

Re: Domini Social Index Portfolio

To Whom It May Concern:

This is to confirm that Investors Bank & Trust Company, as custodian for the Domini Social Index Portfolio, is holding the following security in account 2212 at the Depository Trust Company. This holding is reflective of April 1, 2004.

Security	Number of Shares	Share held Greater Than 1 Year
Emerson Electric	116,400	107,500

If you have any questions or need additional information, please contact me at (617) 937-3479.

Sincerely,

Caryn Brown
Account Supervisor

EXHIBIT B

EMERSON'S POLICY ON NON-DISCRIMINATION


LAW

- All hiring decisions and employment actions must be based on valid qualifications for performing the essential functions of the job. These include
  - Knowledge/Education
  - Skill
  - Experience
  - Seniority
  - Performance

- Factors unrelated to work are irrelevant and cannot be used. These factors include:
  - Age
  - Disability
  - Military Service
  - National Origin
  - Race
  - Religion
  - Sex/Gender
  - Sexual Orientation
  - Political Beliefs

Discrimination and Harassment

EMERSON

- Emerson does not allow discrimination on the basis of race, color, religion, sex, national origin, disability, veteran status or age.
  - Our policy prohibits discrimination on the basis of any factor not related to work performance, such as sexual orientation, political or social beliefs, etc.
  - Applies to any other kind of discrimination prohibited by a particular state or country's laws.
- The Company specifically prohibits sexual harassment and other forms of harassment in the workplace.

EXHIBIT D

RECEIVED
AUG 19 2004
LAW DEPARTMENT

xc: H. Smith
M. Klemer
D. Billhartz

W. WAYNE WITHERS
AUG 02 2004
SR. VICE PRESIDENT
GENERAL COUNSEL

Equality Forum

1420 Locust Street, Suite 300
Philadelphia, PA 19102
215-732-3378
215-732-7376 fax
www.equalityforum.com

July 28, 2004

W. Wayne Withers
Senior Vice President
Emerson
8000 West Florissant Ave.
PO Box 4100
St. Louis, MO 63136-8506

Dear Mr. Withers:

We received your letter dated July 22, 2004, advising that Emerson had reviewed its personnel policy to determine whether sexual orientation was specifically covered under your non-discrimination policy. You provided information that confirmed that your personnel policy specifically included sexual orientation.

We commend Emerson for specifically protecting employees based on sexual orientation.

Our best.

Very truly yours,

Malcolm Lazin
Executive Director

Cc: Justin Nelson, NGLCC
Darrell Schuurman, CGLCC
Kevin Ray, Esq.

EXHIBIT E

EMERSON

W. Wayne Withers
Senior Vice President
Secretary and General Counsel

8000 West Florissant Avenue
P.O. Box 4100
St. Louis, MO 63136-8506

T (314) 553 3798
F (314) 553 3205
wayne.withers@emrsn.com

July 21, 2004

Mr. Adam Kanzer and
Ms. Kimberly Gladman
Domini Social Investments LLC
536 Broadway
7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer and Ms. Gladman:

We were glad to have the opportunity to discuss and fully explain Emerson's official policy regarding discrimination (and, specifically, sexual orientation), as well as our ongoing efforts to fully communicate our policy to all HR professionals, supervisors and employees. To restate, our policy is no discrimination of any kind is allowed with sexual orientation being specifically pointed out.

Attached are the two charts we referenced that document the steps we have taken to make sure all of our supervisors and employees are aware of our policy. The first chart is an excerpt from our supervisory training program. The second chart is taken from our all employee ethics training program. Every single Emerson employee will have this chart discussed with him or her so there will be 100% understanding of our policy against discrimination on the basis of sexual orientation.

As we indicated, we are in full agreement with your position that our company should not discriminate on the basis of sexual orientation.. If you desire, it is agreeable to us that you list our company among the Fortune 500 companies that do not discriminate on the basis of sexual orientation.

Given the fact we do not discriminate on the basis of sexual orientation and that we communicate this to all employees and train both our Human Resource Managers and Supervisors on this policy, we request that Domini Social Investments withdraw their proxy proposal on this subject.

Yours very truly,

W. Wayne Withers

EXHIBIT F

Quorum of outstanding shares--representation by proxy--representation of false proxy, penalty.

351.265. 1. Unless otherwise provided in the articles of incorporation or bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote, but less than such quorum shall have the right successively to adjourn the meeting as provided in section 351.268. Shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter, shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be so represented. If the proxy states how shares will be voted in the absence of instructions by the shareholder, such shares shall be deemed to be represented at the meeting.

2. In all matters, every decision of a majority of shares entitled to vote on the subject matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by this chapter, the bylaws, or the articles of incorporation, provided that in the case of cumulative voting in the election of directors pursuant to subsection 3 of section 351.245, directors shall be elected by a plurality of the votes of the shares entitled to vote on the election of the directors and represented in person or by proxy at a meeting at which a quorum is present. Unless otherwise provided in the articles of incorporation or bylaws, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter. Shares represented by a proxy as to which voting instructions are not given as to one or more matters to be voted on shall not be deemed to be represented at the meeting for purposes of the vote as to such matter or matters. A proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter.

3. Any person who represents a falsified proxy pursuant to this section which the person knows is false in any material respect shall be guilty of an infraction.

(L. 1943 p. 410 § 34, A.L. 1990 H.B. 1432, A.L. 1993 S.B. 180, A.L. 1995 H.B. 558, A.L. 1996 S.B. 835)

EXHIBIT G

§ 216. Quorum and required vote for stock corporations.

Subject to this chapter in respect of the vote that shall be required for a specified action, the certificate of incorporation or bylaws of any corporation authorized to issue stock may specify the number of shares and/or the amount of other securities having voting power the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum for, and the votes that shall be necessary for, the transaction of any business, but in no event shall a quorum consist of less than one-third of the shares entitled to vote at the meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consist of no less than one-third of the shares of such class or series or classes or series. In the absence of such specification in the certificate of incorporation or bylaws of the corporation:

(1) A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders;

(2) In all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders;

(3) Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; and

(4) Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series. (8 Del. C. 1953, § 216; 56 Del. Laws, c. 50; 63 Del. Laws, c. 25, § 7; 64 Del. Laws, c. 112, § 21; 66 Del. Laws, c. 136, §§ 10, 11; 71 Del. Laws, c. 339, §§ 34, 35.)

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Emerson Electric Co. **Headquarters: St. Louis, MO**

HRC Corporate Equality Index Score 29

Business Rankings

Ranking (Year)	Rank
Fortune 500 (2003)	144

Policies

Policy Type (Year Enacted)	Inclusion *
Has a written non-discrimination policy covering sexual orientation in its employee handbook or manual	S
Has a written non-discrimination policy covering gender identity and/or expression in its employee handbook or manual	N
Offers health insurance coverage to employees' domestic partners	N

Benefits

Benefit Type (Year Enacted)	Type of Couples Eligible
Health/Medical	Spouses Only
Dental	Spouses Only
COBRA	Spouses Only
Bereavement leave	Spouses Only
FMLA leave	Spouses Only
Relocation Assistance	Spouses Only
Pension Benefits	Spouses Only

Diversity Training

Topics Offered	Required Attendees
Sexual Orientation	Some employees required to attend
Gender Identity/Expression	Some employees required to attend

GLBT advertising, sponsorship or philanthropy Y

Engages in corporate action that would undermine the goal of equal rights GLBT people Y

Notes:

Emerson Electric has faced shareholder resolutions asking the company to include sexual orientation in its non-discrimination policy.; Emerson's board of directors recommended that shareholders vote against the proposals.

* Inclusion:
Y=Yes; N=No; P=Plan to offer; R=Rescinded; N/A=Not available; S=Only in some subsidiaries

These data represent the best efforts of the Human Rights Campaign Foundation to track laws and policies that relate to sexual orientation and gender identity discrimination, and workplace same-sex benefits. Because of the proprietary nature of human resource information and because there is no centralized place where laws and policies must be reported, some entities that have inclusive policies for lesbian, gay, bisexual and transgender Americans may not appear. Also, while every effort is made to confirm the existence of these laws and policies, some may have been included in error. The information offered here is intended for educational purposes only. It does not constitute, and should not in any cases be regarded as or relied upon as, legal, or professional advice. If you require individualized legal advice, the Human Rights Campaign Foundation highly recommends that you consult an attorney.

We encourage readers with additions, corrections, questions or comments to contact: HRC WorkNet at HRCWorkNet@hrc.org.

Domini

SOCIAL INVESTMENTS LLC

The Way You Invest Matters℠

August 12, 2004

Mr. W. Wayne Withers
Senior Vice President, Secretary and General Counsel
Emerson Electric Company
8000 West Florissant Avenue
Box 4100
St. Louis, Missouri 63136-8506

By Fax to (314) 553-3205 and U.S. Mail

Re: Shareholder Proposal Requesting Sexual Orientation Nondiscrimination Policy

Dear Wayne:

Thank you for your letter of July 21, and for speaking with us by phone on July 15th. We very much appreciated the opportunity to discuss Emerson's policy on sexual orientation nondiscrimination with you and Phil Hutchison, and to review the materials you enclosed with your letter.

We recognize that Emerson has taken a very valuable step by revising its employee training materials to include statements against discrimination on the basis of sexual orientation, and we appreciate that all employees will now be informed, as part of their diversity training, that Emerson does not permit such discrimination. However, we still believe that it is important for Emerson to include the words "sexual orientation" in its formal equal opportunity statement. In our call on July 15th, you explained that Emerson prefers to mention in this statement only those categories protected by federal law. We would like to explain a bit more fully why we, as investors, continue to feel that it is imperative for Emerson to expand its policy to include sexual orientation.

As you are aware, a broad and growing portion of the investment and business community recognizes that discrimination on the basis of sexual orientation is both unfortunately widespread in American companies and potentially damaging to their performance. A September 2002 survey by Harris Interactive and Witeck-Combs reported that 41% of gay and lesbian workers in the U.S. had experienced some form of job discrimination related to sexual orientation, and nearly one in ten had been fired or pressured to quit a job because of their sexual orientation. The Human Rights Campaign's report "Documenting Discrimination" shows that discrimination continues to occur in every region of the country. (The report can be accessed on the HRC website at www.hrc.org by choosing the link for "Issues," then "Workplace Discrimination," and scrolling to the bottom of the page.) Although a strong majority of Americans supports equal rights for gays and lesbians in the workplace, there is no federal law protecting them, and it remains legal to discriminate against employees on the basis of sexual orientation in 36 states (including Missouri, where Emerson is based).

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 800-582-6757
Email: info@domini.com, URL: www.domini.com

For these reasons, many leading corporations have recognized that it is in their interest to go beyond the requirements of law and include the words "sexual orientation" in their equal employment opportunity policies. It may well be true that, as you suggested in our call, the employee manuals that contain these policies are rarely read. However, we believe that when employees feel that they have experienced discrimination, they are likely to check the manual. It can be extremely difficult for an employee to report a case of sexual orientation discrimination, particularly in states where such discrimination is still legal. We believe an employee who reviews a formal company policy that omits this category is not likely to come forward. Even if they have received diversity training indicating that such discrimination is not allowed, employees who see that sexual orientation is not listed in a company's formal EEO policy may feel unsure of a company's commitment to nondiscrimination in this area. Including the words "sexual orientation" in the EEO policy removes any possible ambiguity.

Since we spoke with you, we have learned that the number of Fortune 500 companies that have EEO policies prohibiting discrimination on the basis of sexual orientation is now 401 (or 80%). Many employers and investors believe that these expanded policies enhance employee morale and productivity, and confer a competitive advantage by ensuring employers access to the widest possible talent pool. In Missouri alone, 38 major employers (including Anheuser-Busch, Calgon Labs, Enterprise Rent-a-Car, H&R Block, Hallmark, May Department Stores, and Sigma-Aldrich) have adopted policies against discrimination on the basis of sexual orientation. (HRC maintains a database in which you can access the entire list of these employers, at www.hrc.org/worknet.)

Recognizing the business case for sexual orientation nondiscrimination policies, Institutional Shareholder Services, the proxy advisory firm, this year began recommending votes in favor of shareholder resolutions requesting them, except where a policy's implementation would impose undue expense. In explaining this new recommendation, ISS wrote:

> Workplace discrimination can result in real costs to corporations, and therefore can impact shareholder value. Studies have indicated that workforce diversity strategies can have a positive impact on company performance through enhanced corporate performance, reduced turnover, increased job satisfaction and employee morale, decreased vulnerability to legal challenges, and enhanced reputation.

ISS support has significantly boosted vote results for sexual orientation resolutions, and is expected to continue to do so in the coming proxy season.

It is worth noting that ExxonMobil has taken a similar position to Emerson, by including sexual orientation in its training materials, but not in its EEO statement. The company continues to receive shareholder resolutions on this issue, and the votes continue to rise, reaching 27% in 2003. In your July 21 letter, you indicated that Emerson would be pleased to be listed among the Fortune 500 companies that do not discriminate on the basis of sexual orientation. Without a formal, inclusive EEO policy, however, Emerson will remain, along with ExxonMobil, in the dwindling minority of large American companies that have failed to thoroughly clarify their nondiscrimination policies.

In sum, we consider discrimination on the basis of sexual orientation to be a serious social problem which impacts corporate performance and shareholder value. As a result, we do not believe that sexual orientation should be thought of as one of many "special interest" issues whose inclusion in an equal employment opportunity statement would render that statement excessively detailed. Rather, we believe that its inclusion in Emerson's formal EEO policy is very much in the company's long-term best interest. Including "sexual orientation" in this policy would be the simplest, most direct and unambiguous means of conveying, both to current employees and to the outside world, the nondiscrimination policy by which we understand Emerson already abides.

We hope to have the opportunity to speak with again on this topic, and would be very glad to provide additional background information if you are interested. Adam can be reached at (212) 217-1027 and at akanzer@domini.com.

Sincerely,

Adam Kanzer
General Counsel and Director of Shareholder Advocacy

Kimberly Gladman
Shareholder Advocacy Associate

Cc: Phil Hutchison, Senior VP, Human Resources

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 20, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Emerson Electric Co.
Incoming letter dated September 15, 2004

The proposal requests that the board amend Emerson's written equal employment opportunity policy to bar discrimination on the basis of sexual orientation.

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Emerson may exclude the proposal under rule 14a-8(i)(12). Accordingly, we do not believe that Emerson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(12).

Sincerely,

Mark F. Vilardo
Special Counsel